UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

INTEVAC, INC.
(Name of Subject Company)

IRVINE ACQUISITION HOLDINGS, INC.
(Offeror)

SEAGATE TECHNOLOGY HOLDINGS PUBLIC LIMITED COMPANY
(Parent of Offeror)
(Names of Filing Persons)

Common stock, par value $0.001 per share
(Title of Class of Securities)

461148108
(CUSIP Number of Class of Securities)

James C. Lee
Seagate Technology Holdings Public Limited Company
Senior Vice President, Chief Legal Officer, and Corporate Secretary
121 Woodlands Avenue 5
Singapore
(65) 6018-2562
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:
Adam O. Emmerich, Esq.
John L. Robinson, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	☒	third-party tender offer subject to Rule 14d-1.

	☐	issuer tender offer subject to Rule 13e-4.

	☐	going-private transaction subject to Rule 13e-3.

	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Irvine Acquisition Holdings, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Seagate Technology Holdings plc, an Irish public limited company (“Seagate”), with the U.S. Securities and Exchange Commission on March 3, 2025 (together with any subsequent amendments and supplements thereto, the “Schedule TO”).  The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of the common stock, par value $0.001 per share (the “Shares”), of Intevac, Inc., a Delaware corporation (“Intevac”), at a price per Share of $4.00, payable in cash at closing, without interest and subject to reduction for any applicable withholding taxes, pursuant to the terms and conditions set forth in the offer to purchase, dated March 3, 2025 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

a)
The following paragraph is added to the Offer to Purchase at the end of (i) the first paragraph on page 7, (ii) the fourth paragraph on page 11, and (iii) the first paragraph under the “Support Agreements” heading on page 45 of the Offer to Purchase:

“None of the Company Options that are subject to the Support Agreements were exercisable as of February 27, 2025, and none of the Company Options, Company RSUs, and Company PRSUs that are, in each case, subject to the Support Agreements may become exercisable or may vest and be settled, as applicable, prior to the Merger. “

b)	The penultimate paragraph on page 26 of the Offer to Purchase is amended and supplemented as follows:

“The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified in their entirety by reference to the Merger Agreement itself, which is incorporated herein by reference and filed as Exhibit (d)(1) to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Seagate and Purchaser.” ~~Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.~~ Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.”

c)	The second paragraph on page 46 of the Offer to Purchase is amended and supplemented as follows:

“The foregoing description is a summary of the Support Agreements ~~does not purport to be complete~~ and is qualified in its entirety by reference to the full text of the form of Support Agreement, which is filed as Exhibit (d)(2) of the Schedule TO of which this Offer to Purchase forms a part.”

d)	The fourth paragraph on page 46 of the Offer to Purchase is amended and supplemented as follows:

“The foregoing description is a summary of the Term Sheet ~~does not purport to be complete~~ and is qualified in its entirety by reference to the full text of the Term Sheet, which is filed as Exhibit (d)(3) of the Schedule TO of which this Offer to Purchase forms a part.”

e)	The sixth paragraph on page 46 of the Offer to Purchase is amended and supplemented as follows:

“The foregoing description is a summary of the Confidentiality Agreement ~~does not purport to be complete~~ and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (d)(4) of the Schedule TO of which this Offer to Purchase forms a part.”

f)
The following paragraphs are added to the Offer to Purchase (i) before the phrase “See Section 6” on page 2, (ii) to the end of Section 6 – “Price Range of Shares; Dividends” on page 20, and (iii) to the end of Section 14 – “Dividends and Distributions” on page 48:

“Pursuant to its authority as the Administrator as defined in Intevac’s 2012 Equity Incentive Plan, 2020 Equity Incentive Plan and 2022 Inducement Equity Incentive Plan, the Human Capital Committee of the Intevac Board of Directors determined that it would equitably adjust outstanding equity awards in connection with the Special Dividend by paying  the Special Dividend in cash on the payment date of the Special Dividend as follows:

•
each In-the-Money Option that is outstanding on the record date of the Special Dividend (the “Special Dividend Record Date”), whether or not vested, will be entitled to an amount in cash equal to the product of (x) the total number of Shares subject to such In-the-Money Option multiplied by (y) $0.052, rounded to the nearest cent;

•
each Company RSU that is outstanding on the Special Dividend Record Date will be entitled to an amount in cash equal to the product of (x) the total number of Shares subject to such Company RSU multiplied by (y) $0.052, rounded to the nearest cent;

•
(A) each Company PRSU granted during calendar year 2022 that is outstanding on the Special Dividend Record Date will be entitled to an amount in cash equal to the product of (I) 25% of the “Number of RSUs Subject to Award” listed in the applicable award agreement multiplied by (II) $0.052, rounded to the nearest cent, and (B) each Company PRSU granted during calendar year 2025 that is outstanding on the Special Dividend Record Date shall be entitled to an amount in cash equal to the product of (I) the “Target PRSUs” listed in the applicable award agreement multiplied by (II) $0.052, rounded to the nearest cent.”

g)	The first full paragraph on page 50 of the Offer to Purchase is amended and supplemented as follows:

“The foregoing conditions are for the sole benefit of Seagate and Purchaser, and (except for the Offer Conditions set forth in clauses (A) and (G) above or as otherwise set forth in the Merger Agreement) may be waived by Seagate and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Seagate and Purchaser. The failure by Seagate or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time in accordance with applicable law. Any reference in this Section 15 or in the Merger Agreement to a condition or requirement being satisfied will be deemed to be satisfied if such condition or requirement is so waived. Upon any determination that an Offer Condition has not been satisfied and gives rise to a right to terminate the Offer by Seagate or Purchaser, we will promptly notify Intevac’s stockholders of a decision to either terminate the Offer, or waive the condition and proceed with the Offer.”

h)	The penultimate paragraph on page 52 of the Offer to Purchase is amended and supplemented as follows:

~~The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.~~  The making of the Offer in jurisdictions other than the U.S. may be restricted or prohibited by law. We are not currently aware of any jurisdiction where the making of the Offer is restricted or prohibited by law. If we become aware of any such restriction or prohibition on the making of the Offer or the acceptance of the Shares, we will make a good-faith effort to comply or seek to have such prohibition or restriction declared inapplicable to the Offer. If, after a good faith effort, we cannot comply, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that jurisdiction. If you are in any doubt as to your eligibility to participate in the Offer, you should contact your professional adviser immediately. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

i)
The following sentence which was added to pages (i), 1, 2, 10, 20, and 48 of the Offer to Purchase by Amendment No. 1 to the Tender Offer Statement on Schedule TO, filed on March 14, 2025, is amended and supplemented as follows:

“Seagate and Intevac have mutually agreed that Intevac will pay the Special Dividend on March 28, 2025, to stockholders of record of Intevac as of March 24, 2025~~March 14, 2025~~.”

j)
The information set forth in the Offer to Purchase under “The Tender Offer – Section 16 – Certain Legal Matters; Regulatory Approvals” is amended and supplemented by replacing in its entirety the subsection titled “Securityholder Litigation,” which was added to page 51 of the Offer to Purchase by Amendment No. 1 to the Tender Offer Statement on Schedule TO, filed on March 14, 2025:

“As previously disclosed, in March 2025, three lawsuits were filed by purported stockholders of Intevac in connection with the Offer.  The three lawsuits are captioned: Clark  v. Intevac, Inc., et al., Index No. 651252/2025 (N.Y. Sup. Ct.) (filed Mar. 4, 2025) (the “Clark Complaint”); Miller v. Intevac, Inc., et al., Index No. 651267/2025 (N.Y. Sup. Ct.) (filed Mar. 5, 2025) (the “Miller Complaint”); and Zhen v. Intevac, Inc., et al., C.A. No. 5:25-cv-2292 (N.D. Cal.) (filed Mar. 5, 2025) (the “Zhen Complaint,” and, collectively with the Clark Complaint and Miller Complaint, the “Complaints”).  Each of the Complaints names as defendants Intevac and the members of the Intevac Board. The Clark Complaint and Miller Complaint allege violations of New York common law for negligent misrepresentation and concealment and negligence.  The Zhen Complaint alleges violations of Sections 14(e), 14(d), and 20(a) of the Exchange Act and Rule 14d-9 promulgated thereunder.  Additional lawsuits may be filed against Intevac, the Intevac Board, Seagate and/or Purchaser in connection with the Offer, the Merger, and/or the Schedule 14D-9. Intevac has also received correspondence from law firms claiming to represent purported stockholders, demanding that additional disclosures be provided and in some cases threatening litigation if additional disclosures are not made (the “Demands”).

Intevac believes that the allegations in the Complaints and the Demands are without merit, that no supplemental disclosure is required under applicable laws and that the Schedule 14D-9 disclosed all material information required to be disclosed therein. However, to moot certain of the disclosure claims in the Complaints and the Demands, to avoid the risk that lawsuits may delay or otherwise adversely affect the Transactions and to minimize the expense of defending such actions, Intevac voluntarily made certain supplemental disclosures related to the proposed Transactions, all of which are set forth in Intevac’s Amendment No. 2 to Schedule 14D-9, filed by Intevac on March 19, 2025, and should be read in conjunction with the Schedule 14D-9 in its entirety.”

Item 1.          Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.          Subject Company Information.

Regulation M-A Item 1002

(a)          Name and Address.  The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Intevac, Inc.
3560 Bassett Street
Santa Clara, CA 95054
(408) 986-9888

(b)-(c)          Securities; Trading Market and Price.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

INTRODUCTION

THE TENDER OFFER — Section 6 (“Price Range of Shares; Dividends”)

Item 3.          Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c)          Name and Address; Business and Background of Entities; and Business and Background of Natural Persons.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 8 (“Certain Information Concerning Seagate and Purchaser”)

SCHEDULE I — Information Relating to Seagate and Purchaser

Item 4.          Terms of the Transaction.

Regulation M-A Item 1004

(a)          Material Terms.  The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.          Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a)          Transactions.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Intevac”)

(b)          Significant Corporate Events.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Intevac”)

THE TENDER OFFER —Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Intevac”)

Item 6.          Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a)          Purposes.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Intevac”)

(c) (1)-(7)          Plans.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Intevac”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Intevac”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 14 (“Dividends and Distributions”)

Item 7.          Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a)          Source of Funds.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Intevac”)

(b)          Conditions.  The Offer is not subject to a financing condition.

(d)          Borrowed Funds.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Intevac”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 15 (“Conditions to the Offer”)

Item 8.          Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a)          Securities Ownership.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 8 (“Certain Information Concerning Seagate and Purchaser”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Intevac”)

SCHEDULE I — Information Relating to Seagate and Purchaser

(b)          Securities Transactions.  None.

Item 9.          Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a)          Solicitations or Recommendations.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Intevac”)

THE TENDER OFFER — Section 18 (“Fees and Expenses”)

Item 10.          Financial Statements.

Regulation M-A Item 1010

(a)          Financial Information.  Not Applicable.

(b)          Pro Forma Information.  Not Applicable.

Item 11.          Additional Information.

Regulation M-A Item 1011

(a)          Agreements, Regulatory Requirements and Legal Proceedings.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Intevac”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Intevac”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(c)          Other Material Information.  The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.          Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated March 3, 2025.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Summary Advertisement as published in The New York Times on March 3, 2025.

(a)(1)(F)*
Joint Press Release issued by Seagate Technology Holdings plc and Intevac, Inc. on February 13, 2025 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Seagate Technology Holdings plc with the U.S. Securities and Exchange Commission on February 13, 2025).

(a)(1)(G)*
Email to Intevac, Inc. Employees on February 13, 2025 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Seagate Technology Holdings plc with the U.S. Securities and Exchange Commission on February 13, 2025).

(d)(1)*
Agreement and Plan of Merger, dated as of February 13, 2025, by and among Seagate Technology Holdings plc, Intevac, Inc., and Irvine Acquisition Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Intevac, Inc. with the U.S. Securities and Exchange Commission on February 13, 2025).

(d)(2)*
Form of Tender and Support Agreement, dated as of February 13, 2025, by and among Seagate Technology Holdings, plc, Irvine Acquisition Holdings, Inc. and certain stockholders of Intevac, Inc. (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Intevac, Inc. with the U.S. Securities and Exchange Commission on February 13, 2025).

(d)(3)*	Non-Binding Term Sheet, dated as of January 29, 2025, by and between Seagate Technology Holdings plc and Intevac, Inc.

(d)(4)*	Letter agreement, dated as of January 3, 2025, between Intevac, Inc. and Seagate Technology Holdings plc.

(g)	None.

(h)	None.

107*	Filing fee table

*          Previously filed.

Item 13.          Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 19, 2025

IRVINE ACQUISITION HOLDINGS, INC.

By:	/s/ James C. Lee
Name:	James C. Lee
Title:	Managing Director

SEAGATE TECHNOLOGY HOLDINGS PLC

By:	/s/ James C. Lee
Name:	James C. Lee
Title:	Senior Vice President, Chief Legal Officer, and Corporate Secretary